UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
July 21, 2016

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

TPI Composites, Inc.

File No. 333-212093 - CF#32406

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TPI Composites, Inc. submitted an application under Rule 406 requesting confidential treatment for information it excluded from the Exhibits to a Form S-1 registration statement filed on June 17, 2016, as amended.

Based on representations by TPI Composites, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.3	through August 19, 2018
Exhibit 10.7	through December 31, 2017
Exhibit 10.8	through December 31, 2018
Exhibit 10.9	through December 31, 2017
Exhibit 10.10	through December 31, 2016
Exhibit 10.32	through December 31, 2020

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary